UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQT CORPORATION

EQT Plaza

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

EQT Corporation Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of EQT Corporation Savings and Protection Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended  December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Pittsburgh, Pennsylvania

June 20, 2012

/s/ Ernst & Young LLP

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

	2011	2010

Investments, at fair value:
Money market fund	$28,381	$20,264
Mutual funds	16,935,376	17,310,085
Common/collective trusts	2,191,747	2,112,634
Employer stock fund	3,059,409	2,454,238
Investments, at fair value	$22,214,913	$21,897,221

Notes receivable from participants	612,584	495,378

Net assets, reflecting investments at fair value	$22,827,497	$22,392,599

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(53,252)	(20,861)

Net assets available for benefits	$22,774,245	$22,371,738

See accompanying notes to the financial statements.

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31
2011

Additions:
Investment income:
Interest and dividends	$622,056
Net depreciation in fair value of investments	(433,891)
Total investment income	188,165

Interest on notes receivable from participants	27,515

Contributions:
Employer	965,565
Employee	789,644
Rollovers	1,949
Total contributions	1,757,158

Total additions	1,972,838

Deductions:
Benefits paid to participants	1,329,218
Other	2,433
Total deductions	1,331,651

Transfers to affiliated plan	(238,680)

Net increase in net assets available for benefits	402,507

Net assets available for benefits:
At beginning of year	22,371,738
At end of year	$22,774,245

See accompanying notes to the financial statements.

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

1.                          Description of Plan

The following description of the EQT Corporation Savings and Protection Plan (Plan) provides only general information.  Participants should refer to the Plan and the summary plan description for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1987, by EQT Corporation, and certain subsidiaries (Company or Companies).

All regular, full-time employees and certain part-time employees of the Companies who are covered by a collective bargaining agreement that provides for Plan participation are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

In 2011 and 2010, participants who were highly compensated employees could elect to contribute to the Plan on a pre-tax basis between 1% and 15% of eligible earnings and other participants could elect to contribute to the Plan on a pre-tax basis between 1% and 50% of eligible earnings, subject in each case to the Internal Revenue Code (IRC) limitations.  These contributions are referred to as contract contributions.

All participants who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional “catch-up” contributions for the Plan year.  The maximum catch-up contribution amount permitted under the IRC was $5,500 in 2011 and 2010.

Participants may receive matching contributions based upon defined percentages of their contract contributions.  The matching rates for these contributions may vary and are defined in the respective collective bargaining agreements.  All participants receive a company match of $0.50 per every $1 of contract contribution of up to 6% of compensation deferred each pay.

A retirement contribution of 6% of eligible earnings shall be made during each payroll period for each employee.

Each participant directs the investment of contract and after-tax contributions (together, elective contributions) under Plan provisions intended to meet ERISA Section 404(c).  Each participant directs his or her elective contributions into various investment options offered by the Plan and can change his or her investment options on a daily basis.  If a participant refuses or fails to make an investment election, his or her elective contributions are invested in the applicable lifecycle fund, currently the age appropriate Fidelity Freedom K share fund, designated by the Benefits Investment Committee (BIC) based on the participant’s date of birth until the participant makes his or her election.  The Company’s retirement and matching contributions are allocated in the same manner as that of the participant’s elective contributions.

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

1.                          Description of Plan (continued)

Rollover Contributions:

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Transfers to/from Affiliated Plans:

Transfers to/from affiliated plans include transfers made between the Plan and the EQT Corporation Employee Savings Plan.

Vesting:

Participants are 100% vested in the value of contract and after-tax contributions made and any rollover or “catch-up” contributions.

If employment is terminated by the Company for any reason other than involuntary termination without cause, retirement, death or total and permanent disability, a participant is entitled to receive the vested value of any matching and retirement contributions, as determined in accordance with the following schedule:

Years of Continuous	Vested
Service Completed	Interest

Less than one year	0%
One year but less than two years	33%
Two years but less than three years	67%
Three years or more	100%

Forfeitures are used to reduce future Company contributions. Certain forfeitures may be restored if the participant is reemployed before accruing five consecutive break-in-service years, as defined in the Plan.  For the years ended December 31, 2011, Company contributions were reduced by $7,170 by forfeited nonvested accounts. At December 31, 2011 and 2010, forfeited nonvested accounts totaled $805 and $2,982, respectively.

Upon involuntary termination without cause, retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any Company contributions (matching and retirement), regardless of years of continuous service.

In the event of a change in control, as defined in the Plan, all Company contributions (matching and retirement) become 100% vested immediately.

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

1.                          Description of Plan (continued)

Payment of Benefits to Participants:

Upon separation from service with the Company due to death, disability or retirement, a participant whose vested account balance exceeds $1,000 may elect to receive, subject to certain limitations, either a qualified joint and survivor annuity, a lump-sum distribution, a direct rollover, if applicable, a single-life annuity with substantially equal monthly installments, a single-life or joint and survivor annuity with a minimum guaranteed number of monthly benefits, or substantially equal annual installments payable over a period not to exceed the life expectancy or joint life expectancies of the participant or of the participant and his or her beneficiary. Participants who otherwise terminate employment and whose vested account balance exceeds $1,000 receive a lump sum.   As soon as administratively possible after a distribution event, a participant whose vested account balance is $1,000 or less will automatically receive an immediate lump-sum distribution equal to his or her vested account balance.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.  Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan.  Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Notes receivable from participants:

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested eligible account balance.  Loan terms are not to exceed 5 years, or for the purchase of a primary residence, up to 30 years.  The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period.  A participant may not apply for a second loan if a loan is outstanding. The loans bear interest equal to 1% above the “prime rate” (as posted to the “Federal Reserve Website” on the last business day of the prior month) at the time the loan is approved.  This rate will remain the same for the entire period of the loan.  Principal and interest are paid ratably through payroll deductions.  Upon termination of employment, if the loan is not repaid, it will automatically be treated as a distribution to the participant after 30 days.

Administrative Expenses:

The Plan pays administrative expenses associated with the Plan.  The expenses are included in the Other line item in the Plan’s statements of changes in net assets available for benefits.  Investment management fees are paid by Plan participants based on participation in the various funds. In 2011, the funds’ operating expense ratios ranged from 0.07% to 1.30% based on the funds’ most recent prospectuses, with an assumed/actual recordkeeping offset of 0% to 0.37%.  Fund operating expenses are deducted from fund investment returns.

2.                          Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual basis of accounting.

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

2.                          Summary of Significant Accounting Policies (continued)

Investments:

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust.  The statement of net assets available for benefits presents the fair value of the investment in the common/collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio II is based on information reported by the issuer of the common/collective trust at year-end in accordance with fair value policy.  The contract value of the Fidelity Managed Income Portfolio II represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan’s other investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See further discussion in Note 4.

The Employer stock fund consists of EQT Corporation common stock (Company common stock).  There were 55,816 and 54,707 shares of Company common stock held by the Plan as of December 31, 2011 and 2010, respectively.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Payment of Benefits:

Benefits are recorded when paid.

Notes Receivable from Participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

2.                          Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements:

In May 2011, the Financial Accounts Standards Board (FASB) issued an amendment which provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (IFRS).  This standard changes certain fair value measurement principles and enhances the disclosure requirements.  The amendment is effective for interim and annual periods beginning after December 15, 2011 and should be applied prospectively.  The Plan is currently evaluating the impact, if any, that this amendment will have on its financial statements.

3.                          Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31

	2011		2010

Employer stock fund	$ 3,059,409		$ 2,454,238
PIMCO Total Return Fund	2,294,278		2,004,353
Fidelity Managed Income Portfolio II	2,191,747		2,112,634
AF Growth Fund of America R6	1,873,091			*
Fidelity Freedom K 2020 Fund	1,756,487		1,679,975
AF Washington Mutual Investors Fund R6	1,676,839			*
Fidelity Freedom K 2025 Fund	1,299,370			*
Fidelity Freedom K 2030 Fund	1,161,225			*
Fidelity Balanced Fund Class K	1,161,012		1,256,948
AF Growth Fund of America R4		*	2,080,446
AF Washington Mutual Investors Fund R4		*	1,714,949
Oppenheimer Developing Markets Fund A		*	1,168,770

* Investment does not represent 5% or more for the respective year.

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

3.                          Investments (continued)

The Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Changes in Fair Value for

the Year Ended December 31

2011

Investments at fair value as determined by quoted market prices:
Mutual funds	$ (942,238)
Company common stock	508,347

$ (433,891)

4.                          Fair Value Measurements

The Plan has an established process for determining fair value for its financial instruments, which consist of mutual funds, money market funds, common stock and common/collective trusts.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•            quoted prices for similar assets or liabilities in active markets;

•            quoted prices for identical or similar assets or liabilities in inactive markets;

•            inputs other than quoted prices that are observable for the asset or liability;

•            inputs that are derived principally from or corroborated by observable markets; and

•            data by correlation or other means.

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

4.              Fair Value Measurements (continued)

If the asset or liability has a specified (contractual) term, the Level 2 input used is observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stocks: Valued at the closing price, reported on the active market on which the individual securities are traded.

Money market fund: Valued at quoted market prices in an exchange and active market that represents the net asset value (NAV) of shares held by the Plan at year-end.

Mutual funds: Valued at quoted market prices in an exchange and active market that represents the NAV of shares held by the Plan at year-end.

Common/collective trusts: The fair value is calculated by the issuer utilizing either quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services or dealer quotes.  The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities. The Plan’s investment is based on the Plan’s proportionate ownership of the underlying investments’ fair value.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

4.              Fair Value Measurements (continued)

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total

Money market fund	$28,381	-	-	$28,381
Mutual funds:
Blended investment funds	7,333,484	-	-	7,333,484
Large cap investment funds	4,282,960	-	-	4,282,960
Income investment funds	2,633,574	-	-	2,633,574
International investment funds	1,608,208	-	-	1,608,208
Mid cap investment funds	500,092	-	-	500,092
Small cap investment funds	577,058	-	-	577,058
Company common stock	3,059,409	-	-	3,059,409
Common/collective trust	-	$2,191,747	-	2,191,747

Total investment assets at fair value	$20,023,166	$2,191,747	$-	$22,214,913

	Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total

Money market fund	$20,264	-	-	$20,264
Mutual funds:
Blended investment funds	7,090,272	-	-	7,090,272
Large cap investment funds	4,499,401	-	-	4,499,401
Income investment funds	2,292,665	-	-	2,292,665
International investment funds	2,166,194	-	-	2,166,194
Mid cap investment funds	671,143	-	-	671,143
Small cap investment funds	590,410	-	-	590,410
Company common stock	2,454,238	-	-	2,454,238
Common/collective trust	-	$2,112,634	-	2,112,634

Total investment assets at fair value	$19,784,587	$2,112,634	$-	$21,897,221

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

5.                          Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, the interests of all affected participants will become fully vested.

6.                          Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.                          Party-in-Interest Transactions

Certain plan investments are shares of mutual funds and common/collective trusts managed by Fidelity Management Trust Company or an affiliate (Fidelity).  Fidelity is trustee of the Plan and, therefore, these transactions may qualify as party-in-interest transactions.  Transactions with respect to notes receivable from participants and the Employer stock fund also qualify as party-in-interest transactions.

8.                          Income Tax Status

The Plan has received a determination letter from the IRS dated August 13, 2011, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

9.                          Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits pursuant to the financial statements to the Form 5500:

	December 31

	2011	2010

Net assets available for benefits as reported in the Plan’s financial statements	$22,774,245	$22,371,738
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	53,252	20,861

Net assets available for benefits pursuant to the Form 5500	$22,827,497	$22,392,599

The following is a reconciliation of investment income from investments:

Year Ended

December 31, 2011

Interest and dividends from investment accounts	$ 622,056
Net depreciation from investment accounts	(433,891)

Investment income from investments as reported in the financial statements	188,165

Adjustments from contract value to fair value for fully benefit-responsive investment contracts	32,391

Investment income from investments as reported in the Form 5500	$220,556

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

9.                          Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of the Plan’s benefits paid to participants:

Year Ended

December 31, 2011

Statement of changes in net assets available for benefits:
Benefits paid to participants	$1,329,218
Less deemed distribution of notes receivable from participants	(15,012)

Benefits paid to participants per Form 5500	$1,314,206

SUPPLEMENTARY INFORMATION

EQT CORPORATION

SAVINGS AND PROTECTION PLAN

Plan No. 206     EIN:  25-0464690

Schedule H, Line 4i—Schedule of Assets Held at

December 31, 2011

		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

*	Employer stock fund	EQT securities - common stock	(a)	$ 3,059,409
	PIMCO Total Return Institutional Fund	Mutual fund	(a)	2,294,278
*	Fidelity Managed Income Portfolio II	Common/collective trust	(a)	2,191,747
	AF Growth Fund of America R6	Mutual fund	(a)	1,873,091
*	Fidelity Freedom K 2020 Fund	Mutual fund	(a)	1,756,487
	AF Washington Mutual Investors Fund R6	Mutual fund	(a)	1,676,839
*	Fidelity Freedom K 2025 Fund	Mutual fund	(a)	1,299,370
*	Fidelity Freedom K 2030 Fund	Mutual fund	(a)	1,161,225
*	Fidelity Balanced Fund Class K	Mutual fund	(a)	1,161,012
*	Fidelity Diversified International Fund Class K	Mutual fund	(a)	839,240
	Oppenheimer Developing Markets Fund A	Mutual fund	(a)	768,968
*	Fidelity Contrafund Class K	Mutual fund	(a)	677,266
*	Fidelity Freedom K 2015 Fund	Mutual fund	(a)	535,822
	American Beacon Small-Cap Value Fund	Mutual fund	(a)	459,587
*	Fidelity Freedom K 2010 Fund	Mutual fund	(a)	433,183
*	Fidelity Freedom K 2035 Fund	Mutual fund	(a)	398,587
	PIMCO High Yield Admin Fund	Mutual fund	(a)	339,296
	GS Growth Opportunities Institutional Fund	Mutual fund	(a)	254,938
	GS Mid Cap Value Institutional Fund	Mutual fund	(a)	245,154
*	Fidelity Freedom K 2050 Fund	Mutual fund	(a)	172,808
*	Fidelity Freedom K Income Fund	Mutual fund	(a)	167,118
*	Fidelity Freedom K 2040 Fund	Mutual fund	(a)	137,662
*	Fidelity Small Cap Stock Selector	Mutual fund	(a)	117,471
*	Fidelity Freedom K 2005 Fund	Mutual fund	(a)	95,282
*	Spartan 500 Index Fund	Mutual fund	(a)	45,888
*	Fidelity US Treasury Money Market Fund	Money market	(a)	28,381
*	Fidelity Freedom K 2045 Fund	Mutual fund	(a)	14,928
*	Spartan Total Market Index	Mutual fund	(a)	9,876
*	Notes receivable from participants	Participant loans - 4.25% to 9.75% **	-	612,584

				$22,827,497

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party in interest to the Plan.

**Maturities extend through year 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQT CORPORATION
SAVINGS AND PROTECTION PLAN
(Name of Plan)

By	/s/ David J. Smith
David J. Smith
Plan Manager, and Member, Benefits Administration Committee

June 21, 2012

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.

23	Consent of Independent Registered Public Accounting Firm	20